SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



                                  FORM 6-K



                          REPORT OF FOREIGN ISSUER



                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                      Date of Report: August 23, 2001



                                  BIORA AB

                          SE-205 12 Malmo, Sweden

                      Telephone: (011) 46-40-32-13-33









          Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


           |X|   Form 20-F                          |_|   Form 40-F


          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 |_|   Yes                          |X|   No


          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  Not applicable.


          This Form 6-K consists of the second quarter report, dated August 23, 2001, of Biora AB.


                Biora AB -Report for the first half year 2001
-----------------------------------------------------------------------------


                    Report for the first half year 2001

                              Biora AB (publ)

                              August 23, 2001


                                                  First      First
                         2nd Qtr     2nd Qtr       Half       Half      Full
                           2001       2000         Year       Year      year
                                                   2001       2000      2000
------------------------------------------------------------------------------
Sales, SEK millions       28.8       22.5         55.8       43.6        89.2
------------------------------------------------------------------------------
Operating loss,
 SEK millions            - 6.2      -21.8        -15.2      -39.4       -78.7
------------------------------------------------------------------------------
Net loss,
  SEK millions           - 6.1      -21.0        -14.8      -37.9       -76.1
------------------------------------------------------------------------------

o   Sales during the first half year 2001 increased by 28% to SEK
    55.8 million (compared to SEK 43.6 million during the same period in 2000). The increase occurred primarily in the U.S.
    (+46%) and German (+43%) markets.

o Sales during the second quarter 2001 increased by 28% to SEK 28.8 million (compared to SEK 22.5 million during the second quarter 2000).

o The net loss for the first half year amounted to SEK 14.8 million, a 61% improvement compared to the corresponding period in 2000 (loss SEK 37.9 million).

o During the period Biora entered into an agreement that enables the company to introduce a new product, EmdogainGel TS, for treatment of wide periodontal defects.


Biora AB develops, manufactures and sells pharmaceutical products to dentists and dental hygienists. The principal product, Emdogain(R), which is approved for sale in Europe, North America and Japan, naturally regenerates the supporting structure lost by the tooth due to periodontal disease. Biora's American Depository Shares are listed on the Nasdaq National Market in the US and Biora's ordinary shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden.

------------------------------------------------------------------------------
President and CEO           Investor Relations           U.S Investor Relations
Rickard Soderberg           Tommie Johansson             Elisabeth Lavers
+46 40 32 13 59             + 46 70 32 21 365            +1 203 977 7797






Report for the first half year of 2001

Biora's sales during the first half year of 2001 equaled SEK 55.8 million, compared to SEK 43.6 million during the same period of the previous year. This corresponds to an increase in sales of 28% (15% at fixed exchange rates) compared to the corresponding period 2000. The sales increase occurred primarily in the U.S. and the German markets. No deliveries were made to Japan during the first half year. Sales during the second quarter equaled SEK 28.8 million, compared to SEK 22.5 million during the same period 2000, an increase of 28% ( 15% at fixed exchange-rates). The increase in sales is partially the result of the focus on key markets that was implemented during the most recent half year.




MARKET

Sales in the U.S. increased by 46% during the first half year
-------------------------------------------------------------
The U.S. is Biora's largest single market. Sales for the first half year amounted to SEK 29.7 million compared to SEK 20.4 million during the first half of 2000, an increase of 46% (26% in local currency). Sales during the second quarter 2001 equaled SEK 16.5 million, compared to SEK 11.8 million during the same period of the previous year. Emdogain Gel was introduced during February.


Sales in the German market increased by 43% during the first half year
----------------------------------------------------------------------
Germany is Biora's largest European market. Sales for the first half 2001 amounted to SEK 11.8 million compared to SEK 8.3 million during the corresponding period of the previous year, an increase of 43% (32% in local currency). Sales during the second quarter 2001 equaled SEK 5.5 million, compared to SEK 4.2 million during the second quarter of 2000. In Biora's judgment, the reorganization of Biora's German subsidiary implemented during the autumn last year and the continued focus on key customers are the most important success factors.


The registration process for EmdogainGel in Japan is in progress
----------------------------------------------------------------
Documentation for registration of EmdogainGel was submitted to the Japanese registration authority in January, and the review process is in progress. The exact timing of registration is difficult to predict, particularly as the Japanese authority has recently decided to conduct a general review of the guidelines for registration of products with biological origins.


RESEARCH AND DEVELOPMENT

Biora's research is concentrating on those dental indications that are expected to have the shortest time to market introduction. Two new projects have now been initiated:

o New product for wound healing in mechanical debridement of periodontal pockets. Biora has recently received permission to begin clinical trials in Sweden. A pilot study will begin in September.
o New product for treatment of dental pulp lesions. The project is expected to go into the clinical phase during the third quarter of this year.

In addition to these projects, clinical studies initiated earlier are continuing. These involve the use of Emdogain in the treatment of dental trauma (treatment of avulsed teeth) and exposed dental roots (recession defects).


Results of studies on the use of Emdogain in the treatment of mild periodontitis without surgery
------------------------------------------------------------------
As previously reported, Biora has recently completed two European clinical studies concerning the use of Emdogain to treat tooth supporting tissues affected by mild periodontitis in conjunction with a non-surgical technique. The purpose of the studies was to investigate the possibility of expanding Emdogain's present indications. The patients in these studies had shallow periodontal pockets and surgery was not indicated. The results confirmed Emdogain's good wound healing characteristics, while the effect on regeneration of lost supporting periodontal tissues was not significantly better than traditional treatment. Biora interprets these studies as a confirmation that Emdogain's principal area of use in the treatment of periodontal disease is in its current indications for patients with moderate to severe defects that are treated surgically.


Negotiations in progress concerning divestiture of BioEx
--------------------------------------------------------
As a step in focusing Biora's activity, the Board of Directors intends to divest or find an alliance partner for BioEx. Biora is currently holding negotiations with potential parties.


OTHER INFORMATION

Biora Annual General Meeting
----------------------------
At Biora's Annual General Meeting, which took place in Malmo on May 3, shareholders approved the Board of Directors' proposal to authorize the Board, if deemed necessary and on market conditions, during the period before the next Annual General Meeting to increase the company's share capital by a new share issue of up to 5,500,000 shares. According to the proposal, the Board shall have the authority to issue new shares with or without giving existing shareholders priority rights to purchase shares.

Biora has entered into an agreement with a Swedish investment bank for its assistance as financial adviser in connection with a potential new issue.

The shareholders also approved the Board's proposals concerning the issuance of promissory notes connected to warrants as well as issuance of warrants to employees of Biora. Biora employees have to date subscribed to 255,500 warrants under this program, which would have a dilution effect of 1.2% assuming exercise of all warrants.


Biora has entered into an agreement with US Biomaterials
--------------------------------------------------------
In August Biora entered into an agreement under which Biora can introduce a new product, EmdogainGel TS (Tissue Support). The agreement gives Biora the distribution rights to a product that combines EmdogainGel with PerioGlas, a synthetic bone graft particulate indicated for the repair of dental intraosseous defects. This combination results in a product that has the same positive effect on the regeneration of the tooth supporting tissues as Emdogain Gel alone, but with improved support of the surrounding soft tissues in the treatment of wide periodontal defects. Emdogain Gel TS gives the periodontist an improved tool to treat patients with wide periodontal defects and thereby strengthens Biora's presence in the dental market. The agreement covers the whole world except for North America, France and Spain. The product will be introduced during the current year.


FINANCIAL INFORMATION

Net Sales
---------
The Group's net sales during the first half 2001 increased to SEK 55.8 million (2000: SEK 43.6 million). This corresponds to an increase of 28% (15% at fixed exchange rates). For the second quarter, net sales equaled SEK
28.8 million (2000: SEK 22.5 million).


Results
-------
Gross profit during the first half year 2001 amounted to SEK
43.1 million (2000: SEK 33.5 million). The improvement can be explained by the increase in sales. Gross profit for the second quarter equaled SEK 22.4 million (2000: SEK 17.3 million).

The operating loss for the first half year 2001 amounted to SEK 15.2 million (2000: SEK 39.4 million loss). This is partly explained by the increase in sales and partly by reduced operating costs. Selling expenses were reduced by SEK 3.2 million and R&D costs were reduced by SEK 7.3 million, of which SEK 5.3 million is because the Group's development costs were completely amortized in the preceding year. The level of administrative expenses is due to the fact that the company's shares are listed on both Stockholm Stock Exchange and Nasdaq. The decrease of administrative expenses during the second quarter 2001 is mainly due to the severance compensation to the former CEO charged during the second quarter last year. Other operating income is mainly related to the installments for the license agreement for a development project for xerostomia (dry mouth).

For the second quarter the operating loss equaled SEK 6.2 million (2000: SEK
21.8 million loss)

Net financial items for the first half year 2001 were SEK 0.5 million (2000:
SEK 1.5 million). The reduction is mainly because Biora had decreased interest bearing assets, and therefore lower interest income during the first half year compared to the corresponding period 2000.

Net loss after tax during the first half 2001 amounted to SEK 14.8 million (2000: SEK 37.9 million loss), corresponding to a loss per share of SEK 0.70 (2000: SEK 1.79 loss) based on the average number of shares outstanding (21,203,800). The loss for the second quarter was SEK 6.1 million (2000: SEK
21.0 million loss), which corresponds to a loss per share of SEK 0.29 (2000:
SEK 0.99 loss).


Capital expenditures
--------------------
Capital expenditures for tangible long-term assets and patents during the first half were SEK 1.2 million (2000: SEK 2.1 million).


Financial position
------------------
Net change in cash and cash equivalents during the first half year 2001 was negative, in an amount of SEK 18.9 million (2000: neg. SEK 32.3 million).

At the end of the reporting period (figures for December 31, 2000, for comparison, are given below in parentheses) the Group's liquid funds amounted to SEK 34.8 million (SEK 53.8.million), the equity/assets ratio was 53.3 % (55,8 %) and the Group's equity amounted to SEK 41.4 million (SEK 50.9 million).

The increase in current receivables is to 50% caused by an increase of account receivables due from customers, primarily as a result of the increased sales.

In view of the uncertain situation for registration for Biora's products in Japan, the company will today refrain from making any estimates of when a positive cash flow can be achieved. In order to strengthen its financial position, the company is working with a Swedish investment bank to investigate the conditions for implementing a new issue. In addition Biora is negotiating the sale of or a partnership for BioEx.


Employees
---------
As of June 30, 2001, the Group had 79 employees, compared to 75 at December 31, 2000.


Parent company
--------------
Net sales for the first half year 2001 equaled SEK 26.5 million (SEK 26.0 million) and loss before appropriations and income taxes was SEK 18.3 million (SEK 41.7 million loss)

Capital expenditures for tangible long-term assets and patents during the first half year were SEK 0.5 million (SEK 1.6 million). Net change in cash and cash equivalents for the first six months was negative, in an amount of SEK 20.5 million (neg. SEK 30.9 million). At the end of the reporting period ( figures for December 31, 2000 for comparison are given below in parenthesis) the parent company's liquid funds amounted to SEK 26.6 million (SEK 47.1.million), the equity/assets ratio was 65.5% (69.2 %) and the parent company's equity amounted to SEK 52.5 million (SEK 65.5 million).


Accounting principles
---------------------
The accounting principles and calculation methods used in this first half year report are the same as those used in the annual report 2000.


Coming financial information
----------------------------
Biora will publish financial information on the following dates:

Interim report for the third quarter 2001                    November 7
Year end report for 2001                                     February 19, 2002
Annual Report                                                End of March,2202
Interim Report for the first quarter 2002                    April 29,2002
------------------------------------------------------------------------------


Malmo, August 23, 2001

Rickard Soderberg
President and CEO

Biora's auditors have not audited this interim report.

Biora AB has registered the trademarks Emdogain(R) and PrefGel(TM). In this report these registrations are only publicized in this paragraph.

------------------------------------------------------------------------------

This report may contain certain forward-looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward looking statements and are more fully discussed in periodic reports filed with the Securities and Exchange Commission

------------------------------------------------------------------------------
For further information, please contact:
- Tommie Johansson, Corporate Communications and Investor Relations, Biora, tel: +46 40-32 13 65 or +46 70 32 21 365
-   Anders Agering, Chief Financial Officer, Biora, tel: +46-40-32 12 17
-   Rickard Soderberg, President and CEO of Biora, tel: +46 (0)40 32 13 59
-   Elisabeth Lavers, Investor relations, Biora US tel: 203 977 7797
-   http://www.biora.com





CONSOLIDATED STATEMENTS OF OPERATIONS


                                                         2001        2001         2000        2001         2000        2000
(Swedish GAAP, unaudited)                                Half        2nd          2nd         Half         Half        Full
                                                         year        Qtr          Qtr         year         year        year
                                                      (TUSD) 1)                              (TSEK)       (TSEK)       (TSEK)
Net sales                                               5 501      28 840       22 500      55 847       43 644       89 160
-----------------------------------------------------------------------------------------------------------------------------
Costs of goods sold                                    -1 254      -6 424       -5 152     -12 730      -10 137      -21 148
-----------------------------------------------------------------------------------------------------------------------------
Gross profit                                            4 247      22 416       17 348      43 117       33 507       68 012
=============================================================================================================================

Selling expenses                                       -3 537     -17 999      -20 178     -35 909      -39 116      -78 387
-----------------------------------------------------------------------------------------------------------------------------
Administrative expenses                                -1 170      -5 717       -8 128     -11 875      -12 828      -25 437
-----------------------------------------------------------------------------------------------------------------------------
Research and development costs                         -1 363      -6 957      -10 815     -13 834      -21 127      -42 789
-----------------------------------------------------------------------------------------------------------------------------
Other operating income and expenses 2)                    324       2 070           22       3 289          126         -110
-----------------------------------------------------------------------------------------------------------------------------
Loss from operations                                   -1 498      -6 187      -21 751     -15 212      -39 438      -78 711
=============================================================================================================================

Financial net                                              46          66          738         466        1 530        2 730
-----------------------------------------------------------------------------------------------------------------------------
Loss after financial items                             -1 452      -6 121      -21 013     -14 746      -37 908      -75 981
=============================================================================================================================

Income tax 3)                                              -2         -22            -         -22            -         -168
-----------------------------------------------------------------------------------------------------------------------------
Loss for the period                                    -1 455      -6 143      -21 013     -14 768      -37 908      -76 149
=============================================================================================================================


Loss per share 4)                                       -0,07       -0,29        -0,99       -0,70        -1,79        -3,59
=============================================================================================================================
Number of shares outstanding at the end of the
period (000s)                                          21 204      21 204       21 204      21 204       21 204       21 204
-----------------------------------------------------------------------------------------------------------------------------

Average number of shares outstanding (000s)            21 204      21 204       21 204      21 204       21 204       21 204
-----------------------------------------------------------------------------------------------------------------------------


1)  Average exchange rate Jan-Jun, 2001, USD 1 =    10,1525

2) Instalments for license agreement regarding a development project for xerostomia are included in other operating income by 1,963 TSEK in the second quarter 2001 and by 3,002 TSEK in the first half year 2001.

3) The Company does not account for any tax income, neither regarding the loss for the period nor regarding accumulated losses. Deferred tax assets have been reduced by a valuation allowance to the amount that is "more likely than not" to be realized. The net deferred tax asset is zero.

4) Loss per share has been calculated by dividing the loss for the period by the average number of shares. Since the outstanding warrant programme does not result in any dilution, the loss per share before and after dilution is the same.






CONSOLIDATED BALANCE SHEETS


                                                                Jun 30,       Jun 30,      Jun 30,     Dec 31,
(Swedish GAAP, unaudited)                                          2001          2001         2000        2000
                                                              (TUSD) 1)        (TSEK)       (TSEK)      (TSEK)

Intangible long term assets                                       714           7 253       12 343       7 112
---------------------------------------------------------------------------------------------------------------
Tangible long term assets                                         497           5 045        8 191       6 442
---------------------------------------------------------------------------------------------------------------
Financial long term assets                                         63             642        2 530       2 553
---------------------------------------------------------------------------------------------------------------
Total long term assets                                          1 275          12 940       23 064      16 107
===============================================================================================================

Inventories                                                       574           5 832        5 366       6 878
---------------------------------------------------------------------------------------------------------------
Current receivables                                             2 367          24 035       15 007      14 484
---------------------------------------------------------------------------------------------------------------
Bank deposits                                                   1 970          20 000       65 000      40 000
---------------------------------------------------------------------------------------------------------------
Cash and bank                                                   1 462          14 840       15 530      13 755
---------------------------------------------------------------------------------------------------------------
Total current assets                                            6 374          64 707      100 903      75 117
===============================================================================================================

Total assets                                                    7 648          77 647      123 967      91 224
===============================================================================================================

Shareholders' equity 2)                                         4 073          41 352       89 318      50 915
---------------------------------------------------------------------------------------------------------------
Provisions                                                         27             278          264         261
---------------------------------------------------------------------------------------------------------------
Long term liabilities 2), 3)                                      345           3 506        5 506       7 906
---------------------------------------------------------------------------------------------------------------
Current liabilities 3)                                          3 202          32 511       28 879      32 142
---------------------------------------------------------------------------------------------------------------

Total shareholders' equity and liabilities                      7 648          77 647      123 967      91 224
===============================================================================================================


1) Average exchange rate Jan-Jun 2001, USD 1 =     10,1525

2) Change in shareholders' equity

                                              Other       Accumu-
                                  Share     restricted     lated
                                 capital      equity       loss         Total
                                 -------    ----------    --------      -----

Balance on January 1, 2001         848       144 862       -94 795      50 915
Disposition of loss in the
   Parent Company                            -79 874        79 874           0
Earlier received option
    premiums matured                           5 320        5 320
Change in translation
    differences                                  120          -235        -115
Loss for the period                                       -14 768      -14 768

Balance on June 30, 2001           848        65 108       -24 604      41 352


3) The interest bearing liabilities amounted to 2,400 on June 30, 2001, and on December 31, 2000 (June 30, 2000 0).




STATEMENTS OF CASH FLOWS


Consolidated (TSEK)                                                         2001       2000       2001       2000        2000
(Swedish GAAP, unaudited)                                                    2nd        2nd       Half       Half        Full
                                                                             Qtr        Qtr       year       year        year
                                                                           -----     ------     ------     ------      ------

Loss for the period                                                       -6 143    -21 013    -14 768    -37 908     -76 149
------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                                              1 362      2 412      2 608      3 777       8 852
------------------------------------------------------------------------------------------------------------------------------
Change in capitalized research and development costs                           -      2 629          -      5 257      10 514
------------------------------------------------------------------------------------------------------------------------------
Other adjustments to reconcile net loss to net cash flows
from / used in operating activities                                           952         15        977       -155         220
------------------------------------------------------------------------------------------------------------------------------
Change in assets and liabilities                                          -2 932      1 343     -9 021     -1 116         105
------------------------------------------------------------------------------------------------------------------------------
Net cash used in operating activities                                     -6 761    -14 614    -20 204    -30 145     -56 458
==============================================================================================================================
Capital expenditures (tangible assets and patents)                          -776       -559     -1 186     -2 146      -5 498
------------------------------------------------------------------------------------------------------------------------------
Payments concerning other long-term receivables                                -          -      1 920          -           6
==============================================================================================================================
Net used in / from investing activities                                     -776       -559        734     -2 146      -5 492
==============================================================================================================================
Net cash from financing activities                                             -          -          -          -       2 400
==============================================================================================================================
Effect of exchange rate changes on cash and cash equivalents                 144         91        555         17         501
------------------------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                                   -7 393    -15 082    -18 915    -32 274     -59 049
==============================================================================================================================




KEY RATIOS


Consolidated                                               2001         2000         2000         1999         1998
(Swedish GAAP, unaudited)                                  Half         half         Full         Full         Full
                                                           year         year         year         year         year 2)
                                                          -----       ------        ------       ------       ------

Net sales (TSEK)                                         55 847       43 644        89 160      73 556      50 119
--------------------------------------------------------------------------------------------------------------------
Gross margin, %  3)                                        77,2         76,8          76,3        79,0        78,3
--------------------------------------------------------------------------------------------------------------------
R & D costs (TSEK) 4)                                    13 834       21 127        42 789      41 597      39 980
--------------------------------------------------------------------------------------------------------------------
Return on capital employed, % 1), 5)                      -59,2        -69,7         -83,7       -50,7       -40,0
--------------------------------------------------------------------------------------------------------------------
Return on equity,% 1), 6)                                 -64,0        -70,0         -85,4       -50,8       -40,0
--------------------------------------------------------------------------------------------------------------------
Equity / assets ratio, % 7)                                53,3         72,0          55,8        78,3        86,6
--------------------------------------------------------------------------------------------------------------------
Net debt / equity ratio, % 8)                             -78,4        -90,2        -100,9       -88,5       -87,4
--------------------------------------------------------------------------------------------------------------------
Total equity (TSEK)                                      41 352       89 318        50 915     127 406     213 970
--------------------------------------------------------------------------------------------------------------------
Average number of shares
outstanding, (000s) 9)                                   21 204       21 204        21 204      21 204      21 204
--------------------------------------------------------------------------------------------------------------------
Equity per share, SEK 9)                                   1,95         4,21          2,40        6,01       10,09
--------------------------------------------------------------------------------------------------------------------
Loss per share, SEK 9)                                    -0,70        -1,79         -3,59       -4,09       -2,83
--------------------------------------------------------------------------------------------------------------------
Cash flow per share, SEK 10)                              -0,89        -1,52         -2,78       -3,50       -4,68
--------------------------------------------------------------------------------------------------------------------

1) Return on capital employed and return on equity have been calculated by multiplying the six months operating loss and net loss by 2 to obtain comparability to the other presented twelve months key ratios.

2) Return on capital employed and return on equity have been adjusted for the effect of the nonrecurring revenue from Seikagaku.

3)   Gross profit divided by net sales.

4) R&D-costs are shown gross, including capitalized costs. During 2001, as well as during 1998, 1999 and 2000, no costs have been capitalized under the caption Capitalized R&D costs, which explains why the net and gross costs were equal, 13,834. (2.5% royalty to Astra on sales of Emdogain has been reclassified to cost of goods sold

5) Operating loss plus financial income divided by average total assets (total assets less non-interest-bearing operating liabilities including deferred taxes).

6)   Net loss divided by average equity.

7)   Shareholders' equity divided by total assets.

8) Interest-bearing liabilities less cash and bank deposits divided by shareholders' equity.

9) The dilution effects of outstanding options have not been considered when calculating equity, loss and cash flow per share for the years 1998-2001 as this would reduce the loss per share.

10) Net change in cash and cash equivalents divided by the average number of shares in accordance with note 9).


          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                              BIORA AB


Dated:   August 23, 2001                      By:  /s/ Anders Agering
                                                   ------------------
                                                     Anders Agering
                                                     Chief Financial Officer